Exhibit 8.1

Principal Subsidiaries of the Registrant

Name of subsidiary	Country of incorporation
VectivBio AG	Switzerland
VectivBio Comet AG	Switzerland
GlyPharma Therapeutic Inc.	Canada
VectivBio US, Inc.	United States of America